UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No. 1 )*

                 G.T. Global Eastern Europe Fund
                         (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          362349102
                         (CUSIP Number)















     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   SCHEDULE 13G

CUSIP No.  362349102                                   Page 2 of 5
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Manufacturers Life Insurance Company
          IRS # 38-0788610

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          5    SOLE VOTING POWER
                     0

          6    SHARED VOTING POWER
                     388,542

          7    SOLE DISPOSITIVE POWER

                     0

          8    SHARED DISPOSITIVE POWER

                     388,542

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          388,542

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.42 %

12   TYPE OF REPORTING PERSON*

          IC

                                         Page 3 of 5 pages


Item 1(a)      Name of Issuer:

               G.T. Global Eastern Europe Fund



Item 1(b)      Address of Issuer's Principal Executive Offices:
               50 California Street
               San Francisco, CA  94111-4624



Item 2(a)      Name of Person Filing:

               The Manufacturers Life Insurance Company


Item 2(b)      Address of Principal Business Office, or, if None,
               Residence:

               200 Bloor Street East
               Toronto, Ontario
               Canada  M4W 1E5


Item 2(c)      Citizenship:

               Federal Canadian Corporation


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               362349102


Item 3         Statement Filed Pursuant to Rule 13d-1 (b):

               (c) The  person  filing is an  Insurance  Company  as  defined in
               Section 3(a)(19) of the Act.

                                        Page 4 of 5 pages


Item 4        Ownership:

               (a)   Amount Beneficially Owned ..................
                     388,542 shares of Common Stock

               (b)  Percent of Class .....  2.42% of Common  Stock (c) Number of
               shares as to which such person has:
                     (i)    sole power to vote or to direct
                            the vote ..................     0

                     (ii)   shared power to vote or to direct
                            the vote ....................   388,542


                     (iii)  sole power to  dispose or to direct the  disposition
                            of...........................   0

                     (iv)   shared power to dispose or to
                            direct the disposition of....   388,542


Item 5        Ownership of Five Percent or Less of a Class:

               This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6        Ownership of More Than Five Percent on Behalf of
              Another Person:

              Certain affiliates of the reporting person have the right to receive dividends from or the proceeds from the sale of common stock.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Company:

              N/A


Item 8       Identification and Classification of Members of the
             Group:

              N/A

                                        Page 5 of 5 pages


Item 9       Notice of Dissolution of Group:

             N/A


Item 10      Certification:


             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        THE MANUFACTURERS LIFE INSURANCE COMPANY

DATE: 2/11/98           By:      /s/ James D. Gallagher


                        Name:    James D. Gallagher


                        Title:   Vice President Legal Services
                                 and Chief Compliance Officer
                                 U.S. Operations